Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DATE OF BOARD MEETING

The board (the “Board”) of directors of China Southern Airlines Company Limited (the “Company”) hereby announces that a Board meeting will be held on Wednesday, 22 April 2015 for the purpose of considering and approving, inter alia, the first quarterly results of the Company for three months ended 31 March 2015.

By Order of the Board of

China Southern Airlines Company Limited

Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

10 April 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.